SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       16 August, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 03 August 2004
             2.  Director Shareholding announcement made on 03 August 2004
             3.  Director Shareholding announcement made on 03 August 2004
             4.  Director Shareholding announcement made on 03 August 2004
             5.  Transaction in Own Shares announcement made on 04 August 2004
             6.  Director Shareholding announcement made on 05 August 2004
             7.  Director Shareholding announcement made on 05 August 2004
             8.  Director Shareholding announcement made on 13 August 2004
             9.  Transaction in Own Shares announcement made on 13 August 2004
            10.  Director Shareholding announcement made on 13 August 2004

Enclosure 1.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of an award of shares under the BT Deferred Bonus Plan

7) Number of shares/amount of stock acquired:

46723 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

19195 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

187.7897p

13)                Date of transaction

2 August 2004

14) Date Company informed

2 August 2004

15) Total holding following this notification

a.       119,879 ordinary shares - personal holding;

b. 146,494 ordinary shares under the BT Group Incentive Share Plan - contingent award;

c.       219,673 ordinary shares under BT Group Deferred Bonus
         Plan;

d.       An option over 5,712 ordinary shares under the BT Group
         Employee Sharesave Scheme;

e.       Options over 1,880,230 ordinary shares under BT Group
         Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 2 August 2004 under
Section 13 of the Companies Act as follows:

       A technical interest, together with all employees of BT Group plc in 28,839,639 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 120,598 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.


24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 3 August 2004

Enclosure 2.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary vesting of shares under the BT Deferred Bonus Plan

7) Number of shares/amount of stock acquired:

33,934 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

13,941 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

187.7897p

13) Date of transaction

2 August 2004

14) Date Company informed

2 August 2004

15) Total holding following this notification

a.  67,092 ordinary shares - personal holding;

b.  137,877 ordinary shares under the BT Group Incentive Share
    Plan - contingent award;

c.  199,095 ordinary shares under BT Group Deferred Bonus Plan;

d.  An option over 4,555 ordinary shares under the BT Group
    Employee Sharesave Scheme;

e.  Options over 1,769,624 ordinary shares under BT Group
    Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 2 August 2004 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 28,839,639 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 120,598 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 3 August 2004

Enclosure 3.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of an award of shares under the BT Deferred Bonus Pan

7) Number of shares/amount of stock acquired:

23,054 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

9,472 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

187.7897p



13) Date of transaction

2 August 2004

14) Date Company informed

2 August 2004

15) Total holding following this notification

a.  107,090 ordinary shares - personal holding;

b.  155,111 ordinary shares under the BT Group Incentive Share
    Plan - contingent award;

c.  234,187 ordinary shares under BT Group Deferred Bonus
    Plan;

d.  Options over 1,990,835 ordinary shares under BT Group
    Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Director has technical interests, as at 2 August 2004 under
Section 13 of the Companies Act as follows:

A technical interest, together with all employees of BT Group plc in 28,839,639 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

A technical interest, together with all employees of BT Group plc, in 120,598 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 3 August 2004

Enclosure 4.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)    Name of company

      BT Group plc

2)    Name of Director

      Sir Christopher Bland
      Ben Verwaayen
      Ian Livingston
      Pierre Danon
      Andy Green
      Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following the vesting of share awards under the BT Group Retention Share Plan and the BT Deferred Bonus Plan to various participants

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

78,999 shares transferred to participants under the BT Group Retention Share
Plan
1,289,489 shares transferred to participants under the BT Deferred Bonus Plan

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

187.7897p

13)   Date of transaction

2 August 2004

14) Date Company informed

2 August 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

Following the changes detailed above, the above named Directors have technical interests, as at 03 August 2004 under Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 120,598 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   - A technical interest, together with all employees of BT Group plc in 28,839,639 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 03 August 2004

Enclosure 5.

Wednesday 4 August 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 5,500,000 ordinary shares at a price of 181.71 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 65,855,240 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,568,773,798.

Enclosure 6.


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc


2)  Name of Directors

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following a transfer of 9,890,639 treasury shares to Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan and a subsequent allocation of 9,956,860 shares to 85,835 participants in the BT Group Employee Share Investment Plan.


7) Number of shares/amount of stock acquired:

n/a


8) Percentage of issued class

n/a


9) Number of shares/amount of stock disposed

9,956,860 shares allocated to 85,835 participants in the BT Group Employee Share Investment Plan.


10) Percentage of issued class

n/a


11) Class of security

Ordinary shares of 5p each


12) Price per share

189p


13) Date of transaction

04 August 2004


14) Date Company informed

05 August 2004


15) Total holding following this notification

n/a


16) Total percentage holding of issued class following this notification

n/a


If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a


18) Period during which or date on which exercisable

n/a


19) Total amount paid (if any) for grant of the option

n/a


20) Description of shares or debentures involved: class, number

n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22) Total number of shares or debentures over which options held following this notification

n/a


23) Any additional information

The above named Directors have technical interests, as at 05 August 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 64,489 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 28,839,639 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


 24) Name of contact and telephone number for queries

John Challis 020 7356 4086


25) Name of signature or authorised company official responsible for making this notification

John Challis


Date of Notification: 05 August 2004

Enclosure 7.


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

BT Group plc

2) Name of Directors

Sir Christopher Bland
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Award of free shares under the BT Group Employee Share Investment Plan

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Increase in the interests' of the above Directors following the award of free shares under the BT Group Employee Share Investment Plan

7) Number of shares/amount of stock acquired:

Award of 116 free shares to each Director named above.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

181p (initial market value)

13)    Date of transaction

04 August 2004

14) Date Company informed

05 August 2004

15) Total holding following this notification

Sir Christopher Bland

1.   674,178 ordinary shares - personal holding;
2.   286,100 ordinary shares under BT Group Retention Share Plan;
3.   Options over 314,244 ordinary shares under the BT Group Legacy
     Option Plan.

Ian Livingston

1.   313,054 ordinary shares - personal holding;
2.   293,023 ordinary shares under BT Group Retention Share Plan;
3. 155,111 ordinary shares under BT Group Incentive Share Plan - contingent award;
4.   172,049 ordinary shares under BT Group Deferred Bonus Plan;
5. Options over 1,990,835 ordinary shares under the BT Group Global Share Option Plan;
6.   Option over 7,290 ordinary shares under the BT Group Employee
     Sharesave Scheme.

Pierre Danon

1.   107,206 ordinary shares - personal holding;
2. 155,111 ordinary shares under BT Group Incentive Share Plan - contingent award;
3.   234,187 ordinary shares under BT Group Deferred Bonus Plan;
4. Options over 1,990,835 ordinary shares under the BT Group Global Share Option Plan

Paul Reynolds:

1.   67,208 ordinary shares - personal holding;
2. 137,877 ordinary shares under BT Group Incentive Share Plan - contingent award;
3.   199,095 shares under BT Group Deferred Bonus Plan;

4.   Options over 4,555 shares under BT Group Employee Sharesave Scheme;
5.   Options over 1,769,624 shares under BT Group Global Share Option Plan.

Andy Green:

1.   119,995 ordinary shares - personal holding;
2. 146,494 ordinary shares under BT Group Incentive Share Plan - contingent award;
3.   219,673 shares under BT Group Deferred Bonus Plan;
4.   Options over 5,712 shares under BT Group Employee Sharesave Scheme;
5.   Options over 1,880,230 shares under BT Group Global Share Option Plan

16) Total percentage holding of issued class following this notification

n/a


If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have technical interests, as at 05 August 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 64,498 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 28,839,639 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 05 August 2004

Enclosure 8.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

BT Group plc


2) Name of Director

Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Purchase of 70 shares at 179.25p per share.


8) Percentage of issued class

n/a


9) Number of shares/amount of stock disposed

n/a


10) Percentage of issued class

n/a


11) Class of security

Ordinary shares of 5p each


12) Price per share

179.25p


13)    Date of transaction

13 August 2004


14) Date Company informed

13 August 2004


15) Total holding following this notification

Paul Reynolds:


1. 67,278 ordinary shares - personal holding;
2. 137,877 ordinary shares under the BT Group Incentive Share Plan;
3. 199,095 ordinary shares under BT Group Deferred Bonus Plan;
4. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;
5. Options over 1,769,624 ordinary shares under BT Group Global Share Option
   Plan.


16) Total percentage holding of issued class following this notification

n/a


If a director has been granted options by the company please complete the following boxes


17) Date of grant

n/a


18) Period during which or date on which exercisable

n/a


19) Total amount paid (if any) for grant of the option

n/a


20) Description of shares or debentures involved: class, number

n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22) Total number of shares or debentures over which options held following this notification

n/a


23) Any additional information

The above named Director has a technical interest, as at 13 August 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 64,489 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 28,839,639 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;



24) Name of contact and telephone number for queries

John Challis, 020 7356 4086


25) Name of signature or authorised company official responsible for making this notification

John Challis


Date of Notification: 13 August 2004

Enclosure 9.


Friday 13 August 2004
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 179.45 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 66,964,901 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,567,664,437.

Enclosure 10.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 9,512 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

13 August 2004

14) Date Company informed

13 August 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 13 August 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 74,001 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 28,839,639 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 13 August 2004


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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 16 August, 2004